

Mail Stop 3561

October 30, 2009

Indra Nooyi
Chief Executive Officer
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, New York 10577

>   **Re: PepsiCo, Inc.**
>   **Schedule 13E-3 relating to PepsiAmericas, Inc.**
>   **Filed October 1, 2009**
>   **File No. 005-59971**
>
>   **Form S-4**
>   **Filed October 1, 2009**
>   **File No. 333-162260**

Dear Ms. Nooyi:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4 filed October 1, 2009

General

1.   We note you state that 50% of the aggregate consideration to be paid for the outstanding shares of PAS common stock not held by PepsiCo or any of its subsidiaries will be in shares of PepsiCo common stock and the other 50% will be

paid in cash. We further note that holders will have the right to receive either 0.5022 shares of PepsiCo common stock or $28.50 in cash, subject to proration provisions. Please provide us with your analysis as to how you are complying with the disclosure requirements in Item 1004(a)(1)(ii) of Regulation M-A, given that a security holder will not know the exact number of shares and/or amount of cash that the security holder will receive in the merger until after the vote has taken place, until you know the number of shares with respect to which appraisal rights have been exercised, after all election forms have been received, and after the proration factor has been determined. Please also disclose in your document an estimate of the aggregate number of shares and total cash that will be paid in the merger for the outstanding shares of PAS common stock not held by PepsiCo or any of its subsidiaries.

Questions and Answers About the Merger, page 1

How do I elect cash as the form of consideration…, page 1

2.   Please revise to clarify whether the timeframe you describe for elections to be received applies to both record holders and those who hold in street name. If applicable, describe the timeframe for each type of holder.

3.   Please revise to include examples to illustrate the amount of cash and the number of shares that a security holders would receive under proration, as disclosed on pages 103-104. Please revise to also disclose the consideration in the event that all eligible holders elect cash and in the event that no eligible holders elect cash.

Summary Term Sheet, page 6

4.   The summary term sheet must begin on the first or second page of the disclosure document. See Instruction 2 to Item 1001 of Regulation M-A. Please revise.

5.   Your summary term sheet is twenty-two pages long and, for example, contains a two page list of positive substantive and procedural factors. The summary term sheet is intended to briefly describe the most material terms of the proposed transaction and should not recite all information contained in the disclosure document. Please revise.

6.   If you determine to retain certain portions of the list setting forth the positive factors, balance this with an equal presentation of the negative factors.

PAS' Board of Directors Recommends Stockholder Approval of the Merger, page 9

7.   We note that PAS' board of directors has determined that the going private transaction is fair to PAS and its stockholders (other than PepsiCo, Metro and other affiliates of PepsiCo). Please revise, here, in the letter to stockholders and

in the body of your document, to state whether each filing person has determined that the Rule 13e-3 transaction is fair to the unaffiliated security holders of PAS.

Opinions of PAS's Financial Advisor, page 12

8.   We note on page 12 that all of Goldman Sachs transaction fee and on page 13 that a significant portion of the transaction fees payable to Centerview Partners and BofA Merrill Lynch are payable upon consummation of this merger and/or the PBG merger. Please clarify the specific portion of each transaction fee that is payable upon consummation of this merger and/or the PBG merger. In addition, revise any references to consultation with your financial advisors to address these contingent payments.

Financing, page 19

9.   Please file the commitment letters for financing the mergers, as referenced on page 19, as exhibits to your next amendment. We note that you have filed Exhibit 99.2 to Form 8-K filed on August 4, 2009.

Forward-Looking Statements, page 34

10.   Section 27A of the Securities Act and Section 21E of the Exchange Act expressly state that the safe harbor provisions for forward-looking statements do not apply to statements made in connection with a going-private transaction. Please remove the references to the Private Securities Litigation Reform Act.

Shares Held by PAS' Directors and Executive Officers, page 37

11.   Please make the statements required by Item 1012(d) and (e) of Regulation M-A regarding the reasons for the intended action and recommendations made.

Special Factors, page 42

12.   Please move the Special Factors section so that it appears in the front of the disclosure document. See Rule 13e-3(e)(1)(ii).

Background of the Merger, page 42

13.   Please revise to expand the "Background of the Merger" section found on page 42. See Item 6 of Form S-4 and Item 1005(c) of Regulation M-A. For example:

- Disclose the specific date when "PepsiCo began to consider various strategic options and transactions, including, among other things, possible business combinations, resetting the terms and conditions of PepsiCo's relationship with either or both of PAS and PBG…" as disclosed on page 43.

- Briefly discuss the meetings that occurred between November 2008 and April 2009, as disclosed on page 43. In doing so, please discuss in more detail the reasons for various strategies considered.

- Disclose what is meant by "[o]n or around March 18, 2009, PepsiCo determined to reconsider the potential acquisitions."

14. We note that you disclose the purpose of the PAS special committee on page 48. Disclose any limitations placed on the authority of the special committee and any arrangements for compensating the individuals who served on the committee.

15. Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise to summarize all presentations or reports, both oral and written, provided by an outside party and confirm that you have filed any written materials, including board books, as exhibits pursuant to Item 9 of Schedule 13e-3 and Item 1016(c) of Regulation M-A. For example and without limitation, it appears that representatives of Centerview Parters and BofA Merrill Lynch gave presentations on January 4, 2009 and April 19, 2009, and Goldman Sachs gave a financial presentation on April 28, 2009, yet there is no summary of this presentation.

16. In addition, to the extent these presentations, discussions or reports discussed any specific terms or valuations, please disclose.

17. Please disclose why the transaction was structured so that consideration would consist of half cash and half PepsiCo common stock, or direct us to where the disclosure appears in the document.

18. Please disclose the premium above the PAS trading price either discussed or believed appropriate by the PAS transaction committee, as referenced in discussions between June 29, 2009 and July 13, 2009, disclosed on page 52.

Recommendation of PAS' Transactions Committee and PAS' Board of Directors as to Fairness of the Merger, page 57

19. On page 58 and elsewhere in the prospectus, please delete the discussion concerning "arms-length negotiations." References to arms-length negotiations are inappropriate in a going private transaction.

20. Please ensure that you have provided a reasonably detailed discussion of each material factor forming the basis for each party's fairness determination. A listing

of the factors considered by the filing person, without a discussion of how that factor relates to the determination that the transaction is fair to the unaffiliated stockholders is inadequate. For example, on page 58, you indicate that the transaction committee considered "management's and their own views and opinions on the current beverage and bottling industry environment." You do not, however, explain how this factor contributed to the special committee or the board's determination that the transaction is fair.

21.   In this regard, if one filing person relied upon the analyses of another with respect to any of the factors itemized in Instruction 2 to Item 1014 of Regulation M-A, such as the financial advisor or the special committee, that party must expressly adopt the conclusion and analyses of the other. Refer to Q&A No. 20 in Exchange Act Release No. 17719 (April 13, 1981).

22.   We note the disclosure on page 57 that the transaction committee and the board of directors determined that the transaction was "fair to and in the best interests of PAS stockholders (other than PepsiCo, Metro and the other affiliates of PepsiCo)." Item 1014 of Regulation M-A requires a statement as to whether the transaction is fair or unfair to unaffiliated security holders. Please revise the disclosure accordingly or advise. In addition, please address here and throughout the proxy statement as necessary, how any filing person relying on the financial advisor's opinion was able to reach the fairness determination as to the unaffiliated security holders given that the financial advisor's fairness opinion addressed fairness with respect to security holders other than PepsiCo and its affiliates, rather than all security holders unaffiliated with the company.

23.   You disclose that PAS' Transactions Committee and PAS' Board of Directors have determined that the transaction is fair to representative constituents. Please disclose whether each of these entities has determined that the transaction is substantively and procedurally fair.

24.   Please advise why PAS' Transaction Committee considered it a positive factor indicating fairness of the transaction that alternative bidders would be unlikely to submit competing proposals given the publicly expressed refusal of PepsiCo to entertain those proposals.

25.   Please explain why the likelihood that the merger would be completed is an element of fairness to unaffiliated security holders.

26.   Please explain why PAS' Transactions Committee considered the existence of appraisal rights to be indicative of fairness. The ability of an aggrieved security holder to follow an appraisal procedure under state law would not seem to render the transaction fair.

27.   Please disclose whether or not PAS' Transactions Committee and PAS' Board
        considered the long-term value of PAS common stock as an element of fairness.
        If not, please disclose why.

28.   Please disclose whether PAS' Transactions Committee and PAS' Board of
        Directors considered as a negative factor the fact that two of your affiliates,
        Mr. Pohlad and PepsiCo, collectively own sufficient shares to approve the
        transaction, so that the vote of an unaffiliated shareholder against the transaction
        will have no effect. Please also make clear throughout your document where
        appropriate that the vote for this transaction is assured, if true.

29.   Please disclose whether PAS' Transactions Committee and/or PAS' Board of
        Directors considered the prices paid in previous purchases, as disclosed on page
        173. See Instruction 2(vi) to Item 1014 of Regulation M-A.

30.   Please quantify the going concern value.

Position of PepsiCo and Metro Regarding Fairness of the Merger, page 63

31.   We refer you to the factors that PepsiCo and Metro considered in determining the
        fairness of this transaction. Revise to provide a materially complete discussion of
        the basis for the filing persons' belief that the factor supports the fairness
        determination. For example, how do the premiums listed on page 64 support its
        fairness determination?

32.   Please explain why it is an element of fairness that security holders will receive
        all or part of the merger consideration in the form of shares of PepsiCo common
        stock, given that these shares are publicly traded.

Plans for PAS, page 67

33.   Please revise to describe any changes to management or if the same officers and
        directors will continue with the surviving corporation.

Opinion of PAS' Financial Advisor, page 69

34.   Please ensure that each report describes the purpose of each analysis and why
        particular measures, multiples and ratios were chosen for analysis. If applicable,
        please include the underlying data, including any mean, average, high and low
        values and any comparable values for PAS that were considered. In addition, for
        each report, please identify the companies and transactions that met your selection
        criteria and disclose any companies or transactions that were excluded and the
        reasons for their exclusion. Please revise to describe how the results of each
        analysis support the fairness conclusion. We note that you have included some of
        this information for some of the methods of analysis.

35.   We note your statement on pages 69 and 70 that Goldman Sachs "relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to…" Please note that any non-public information used by Goldman Sachs in formulating its data should be summarized in the filing. If such information was used, please indicate whether the board reviewed, for accuracy and completeness, this financial information and whether and how the board determined that the financial advisor's reliance upon those materials was reasonable. Please also confirm that you have disclosed all projections and underlying assumptions of the company that were supplied to Goldman Sachs that it used to formulate its opinion, including the specific assumptions outlined in Goldman Sachs' fairness opinion and report. This comment applies similarly to the opinions of Centerview Partners and BofA Merrill Lynch.

36.   For the selected companies and selected precedents analyses, explain the significance of each finding and how the results support the final determination of the fairness of the merger consideration. In this regard, for each analysis, disclose the implied equity value and implied price per share, as applicable. Also, disclose the meaning and significance of each analysis and draw a conclusion between the results of the analysis versus the specific consideration offered in the transaction.

37.   Please disclose and discuss the undisclosed assumptions underlying many of the analyses found in the proxy statement. For example:

*   Please explain how Goldman Sachs arrived at discount rates ranging from 7.00% to 8.00% using a weighted average cost of capital analysis and perpetuity growth rates ranging from 1.00% to 2.00% in the illustrative discounted cash flow analysis.

*   Please disclose the basis for using price-to-earnings multiple estimates of 11.0x, 13.0x and 15.0x for 2009 to 2011 and a discount rate of 10.5% by utilizing a cost of equity analysis in the illustrative present value of future share price of PAS analysis.

*   Please further disclose how Goldman Sachs arrived at a discount rate of 6.5% based on a cost of equity capital analysis for PepsiCo in the illustrative present value of future share price of PepsiCo analysis.

*   Please disclose the basis for the assumed annual growth rate of 5.0% supplied by PepsiCo's management and used in the discounted cash flow analysis discussed on page 81. Explain why the range of estimated free cash flow perpetuity growth rates of 1.0% to 2.0% was reviewed. Further explain how

the weighted average cost of capital PAS led to discount rates ranging from 7.5% to 8.5%.

Selected Transactions Analysis, page 71

38.   Please list the transactions reviewed in the selected transactions analysis and clarify how Goldman Sachs determined these were comparable acquisitions. Explain why "[t]he selected transactions included transactions in which the acquiror was not a significant shareholder of the target." Additionally we note the criteria that the value of the transactions was as low as $1.0 billion. The fee table indicates the equity value of the shares to be received from PAS in this transaction is approximately $1.6 billion.

39.   Please disclose the premium to share price one trading day prior to announcement for each company selected.

Selected Companies Analysis, page 71

40.   Please disclose all multiples discussed for each selected company in the analysis.

Selected Precedents, page 72

41.   Please further explain how the selected acquired companies "may be considered similar to certain of PAS results, market size and product profile." Disclose the methodology and criteria used to determine the transactions selected for comparison and identify the date of each transaction. Please indicate whether the criteria were consistently applied and indicate whether any additional business sale transactions fit within these criteria but were not analyzed, and if so, why not. This comment applies similarly to the selected precedent transactions analysis of Centerview Partners and BofA Merrill Lynch.

42.   Please state the transaction corresponding to each EV/LTM EBITDA shown.

Illustrative Pro Forma Value Analyses, page 73

43.   Please explain the apparent use of different synergy values used in the illustrative present value of future share price of PepsiCo analysis and the illustrative pro forma value analyses.

44.   You make reference on page 75 to Goldman Sachs' past relationships with PAS. Please describe, with more specificity, PepsiCo's and PAS' relationship with Goldman Sachs during the past two years. Include within your discussion the amount of compensation received or to be received. See Item 1015(b)(4) of Regulation M-A.

Selected Publicly Traded Companies Analysis, page 81

45. Please disclose the criteria Centerview Partners and BofA Merrill Lynch used to select Coca-Cola Enterprises Inc. and Dr Pepper Snapple Group, Inc. Please quantify the specific criteria used to select these companies. In addition, please revise to disclose the data underlying the results described in this section. For example, disclose the enterprise value and estimated EBITDA, and the data from each transaction that resulted in the multiple range disclosed on page 82 with respect to the Precedent Transactions Analysis, and the PAS data to which the multiple was applied to arrive at the implied per share equity value range on page 82.

Selected Precedent Transactions Analysis, page 82

46. Please explain how the reference range of 8.0x-10.0x of selected multiples of enterprise value to LTM EBITDA was chosen.

Precedent Squeezeout Premiums Analysis, page 83

47. Please further explain the specific criteria used to choose the "selected transactions" between January 1, 2004 and the date of the opinions. In particular we note the criteria that the value of the transactions was as low as $250 million. The fee table indicates the equity value of the shares to be received from PAS in this transaction is approximately $1.6 billion. In addition please revise to disclose the revenues and profits for each company and compare them to PepsiCo and PAS so that investors can determine whether they are reasonably comparable.

48. Please disclose the final offer premium prior to announcement for each selected transaction.

Pro Forma Accretion/Dilution Analysis, page 84

49. Disclose how the pro forma accretion/dilution analysis was used to determine the fairness of the transaction.

Miscellaneous, page 85

50. You refer to Centerview Partners' and BofA Merrill Lynch's familiarity with PepsiCo and its business on page 86. Please describe, with more specificity, PepsiCo's and PAS' relationships with Centerview Partners and BofA Merrill Lynch during the past two years. Include within your discussion the amount of compensation received or to be received. See Item 1015(b)(4) of Regulation M-A. In particular, please disclose the amount of compensation payable to BofA Merrill Lynch in connection with the financing of the merger.

51.   If you are not disseminating all fairness opinions to security holders, please include the statement required by Item 1015(c) of Regulation M-A.

The Merger Agreement, page 99

52.   We note your statement that terms and information in the merger agreement should not be relied upon as disclosures about PepsiCo or PAS, and that the merger agreement is not intended to change or supplement the disclosures in your public reports. The merger agreement was filed as an exhibit to a publicly filed document. Please revise to remove the implication that the merger agreement and summary do not constitute public disclosure. We would not object if you revised this language to state that the merger agreement is not intended to change or supplement the disclosures in your public reports filed with the SEC, but rather is intended to govern the contractual rights and relationships, and to allocate risks, between the parties to the agreement.

Unaudited Pro Forma Condensed Combined Financial Information, page 118
General

53.   Please provide updated pro forma financial statements as of the most recent date for which you have filed a consolidated balance sheet (i.e. September 5, 2009). Refer to Article 11-02 of Regulation S-X.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information
Note 4 – Estimated Purchase Price and Resulting Adjustment to Goodwill, page 127

54.   We note that you have utilized your stock price as of June 13, 2009 in your calculation of the estimated purchase price of PepsiAmericas and Pepsi Bottling Group. However, it appears that you should have utilized the most recent stock price at the time of filing to determine the value of the stock that will be issued. Please revise.

55.   We note that you have presented a sensitivity analysis per page 128 assuming a 25% increase or decrease in your stock price. We also note that the Black-Scholes model used to calculate the fair value of your stock-based compensation awards assumed an expected volatility factor of 16% as of December 27, 2008 and 17% as of September 5, 2009. Please provide us with a bridge between the volatility factor used in your recent Black-Sholes models and in this sensitivity analysis as your disclosure states that a 25% change is deemed to be reasonable based in part on the expected volatility used in your recent Black-Scholes calculations.

Note 9 – Pension and Post-Retirement Benefits, page 132

56.   In order provide an investor with a clearer understanding of this adjustment, please expand your disclosure to clarify why you have presented adjustments eliminating the prior service cost and unamortized actuarial loss associated with Pepsi Bottling Group's and PepsiAmericas' respective pension and post-retirement benefit plans.

Note 10 – Income Taxes, page 132

57.   We note that you have estimated your deferred income tax liability related to the acquisition of PepsiAmericas and Pepsi Bottling Group by applying a 35% tax rate to the fair value adjustments made to assets acquired and liabilities assumed with the exception of goodwill. Please provide us with your calculation of this amount as it is not evident based on your disclosure.

Note 11 – Investments in Noncontrolled Affiliates, page 132

58.   We note you estimate the recognition of a gain of $300-$600 million in connection with the acquisition of PepsiAmericas and a gain of $400-$900 million in connection with the acquisition of Pepsi Bottling Group. It also appears that you have recorded a pro forma adjustment to retained earnings equal to the median estimated gain associated with the acquisition of each of these entities. It does not appear that the amounts recorded for these pro forma adjustments meet the factually supportable criteria per Article 11-02 of Regulation S-X. Please revise or advise.

Exhibit 99.1 – Form of Proxy

59.   Please revise to indicate that the form of proxy card is a preliminary copy. Refer to Rule 14a-6(e)(1).

        As appropriate, please amend your filing in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all filing persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, the company should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Ethan Horowitz at (202) 551-3311. Questions on other disclosure issues may be directed to John Dana Brown at (202) 551-3859 or Pamela Howell at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc: George R. Bason, Jr.
       Fax: (212) 701-5340